Immediately   Linda Kyriakou: 212-986-5500

Sequa Exchanges Preferred Shares for Common

New York, June 27 – Sequa Corporation (NYSE; SQAA) has exchanged 91,168 shares

of its Class A common stock for 61,600 shares of its $5.00 cumulative convertible

preferred stock. The exchange was as a result of an unsolicited offer from a single

holder.

The exchange ratio was 1.48 shares of Class A common stock for each share of

preferred. The conversion ratio of the convertible preferred stock is 1.322 shares of

Class A common stock for each share of preferred.

After the transaction, there are approximately 350,000 shares of $5.00 cumulative

convertible preferred stock issued and outstanding.

Sequa Corporation is a diversified industrial company with principal operations

serving the aftermarket for jet engine components, the automotive industry, the coil

coating market, and the industrial machinery market.

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6/27/05